EXHIBIT 99.1

NXT Energy Solutions Announces 2021 Year-End Financial Results

CALGARY, Alberta, March 31, 2022 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTC QB: NSFDF) today announced the Company's financial and operating results for the year ended December 31, 2021. All dollar amounts herein are in Canadian Dollars unless otherwise identified.

Financial and Operating Highlights

Key financial and operational highlights include:

  the Company completed the 2021 advisory services and funding of $50,000 from the National Research Council of Canada Industrial Research Assistance Program ("NRC IRAP") to support the research and development of the SFD® technology for geothermal applications;
  NXT announced that its patent application in India has been officially granted by the Office of the Controller General of Patents, Designs and Trade Marks;
  cash and short-term investments at December 31, 2021 were $2.81 million;
  Net working capital was $2.82 million at December 31, 2021;
  the Company recorded SFD® related revenue of $3.13 million for YE-21 and nil for Q4-21;
  a net loss of $1.57 million was recorded for Q4-21, including stock based compensation expense ("SBCE") and amortization expense of $0.53 million;
  a net loss of $3.12 million was recorded for YE-21, including SBCE and amortization expense of $2.06 million;
  net loss per common share for Q4-21 was $0.02 basic and $0.02 diluted;
  net loss per common share for YE-21 was $0.05 basic and $0.05 diluted;
  cash flow provided (used) by operating activities was $0.08 during Q4-21 and ($1.03) million YE-21;
  general and administrative ("G&A") expenses increased by $0.05 million (6%) as compared to Q4-20, due primarily to the ending of the Canada Emergency Wage Subsidy ("CEWS"), the Canada Emergency Rent Subsidy ("CERS") programs;
  G&A for YE-21 as compared to YE-20 decreased by $0.15 million (5%) due to lower professional fees, recognition of the CERS and business development offset by the ending of the CEWS and higher SBCE;
  the Company received US$0.20 million of payments on outstanding accounts receivable during February 2022;
  the Company extended its aircraft lease until April 2024; and
  the Company received notice that its Brazilian Patent Application has been allowed, bringing the total number of countries in which NXT holds patents to 46.

Message to Shareholders

George Liszicasz, President, and CEO of NXT, commented, "With $3.13 million of revenue, 2021 showed modest initial results of our business development efforts.  We were pleased that energy exploration veteran Gerry Sheehan join our Board of Directors, and that NXT received advisory services and funding from NRC IRAP which supported the research and development of the SFD® technology for geothermal applications.

NXT had a very busy start to 2022 pursuing a number of strategic opportunities which gives me great confidence that our collective efforts will materialize into future success, both short-term and long-term. Contract opportunities substantially progressed throughout the winter in our core regions of focus in Africa, Asia and South America and we are witnessing an increased level of business development activity with our customers. NXT remains highly confident in the approach we have taken to realize near term opportunities with National Oil Companies, which have a long term strategic approach to the development of reserves.

On behalf of our Board of Directors and the entire team at NXT, I want to thank all of our shareholders for their continued support."

Summary highlights of NXT's 2021 full year and fourth quarter financial statements (with comparative figures to 2020) are noted below. All selected and referenced financial information noted below should be read in conjunction with the Company's full year 2021 audited consolidated Annual Financial Statements, the related Management's Discussion and Analysis ("MD&A") and Annual Information Form.

(All in Canadian $)
	Q4-21	Q4-20	2021	2020
Operating results:
SFD® related revenues	$(10,123)	$-	$3,134,250	$136,566
SFD® related costs, net	273,431	306,686	1,224,168	1,111,070
General & administrative expenses	841,577	791,816	3,189,857	3,341,010
Amortization and other expenses, net	448,456	554,945	1,844,024	1,712,714
	1,563,464	1,653,447	6,258,049	6,164,794
Net (loss) income and comprehensive loss) income	$(1,573,587)	$(1,653,447)	$(3,123,799)	$(6,028,228)

Income (loss) per common share – basic	$(0.02)	$(0.03)	$(0.05)	$(0.09)
Income (loss) per common share – diluted	$(0.02)	$(0.03)	$(0.05)	$(0.09)

Number of common shares outstanding as at end of the period	65,250,170	64,437,790	65,250,170	64,437,790
Weighted average number of common shares outstanding for the period:
Basic	64,658,380	64,409,170	64,658,380	64,409,170
Diluted	64,658,380	64,409,170	64,658,380	64,409,170

Cash provided by (used in):
Operating activities	$75,610	$(891,021)	$(1,033,173)	$(3,407,101)
Financing activities	(66,289)	(28,383)	875,428	(173,616)
Investing activities	(186,245)	1,049,241	(274,049)	3,436,691
Effect of foreign rate changes on cash	(2,175)	(87,067)	(497)	(24,073)
Net cash inflow (outflow)	(179,099)	42,771	(432,291)	(168,099)
Cash and cash equivalents, beginning of the period	2,436,954	2,647,375	2,690,146	2,858,245
Cash and cash equivalents, end of the period	2,257,855	2,690,146	2,257,855	2,690,146

Cash and cash equivalents	2,257,855	2,690,146	2,257,855	2,690,146
Short-term investments	550,000	341,261	550,000	341,261
Total cash and short-term investments	2,807,855	3,031,407	2,807,855	3,031,407

Net working capital balance	2,816,482	2,818,452	2,816,482	2,818,452

NXT's 2021 fourth quarter financial and operating results have been filed in Canada on SEDAR at www.sedar.com, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT's website at www.nxtenergy.com.

Details of the conference call are as follows:

Date:	Monday, April 4, 2022
Time:	4:30 p.m. Eastern Time (2:30 p.m. Mountain Time)
North American Participants Call:	1-(800)-806-5484
Participant Pass Code	1575216#

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with hydrocarbon and geothermal exploration potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	George Liszicasz
Vice President of Finance & CFO	President & CEO
+1 403 206 0805	+1 403 206 0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook. Forward-looking information in this press release includes, but is not limited to, information regarding: business negotiations, opportunities, discussions, including the timing thereof and business strategies. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including those related to the novel coronavirus (2019-nCoV/COVID-19), and the potentially negative effects thereof on the Company's workforce, its supply chain or demand for its products. Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2021, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval (SEDAR) located at www.sedar.com. The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

This news release contains disclosure respecting non-GAAP performance measures including net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. This measure is included to enhance the overall understanding of NXT's ability to assess liquidity at a point in time. Readers are urged to review the section entitled "Non-GAAP Measures" in NXTs MD&A for the year ended December 31, 2021 which is available under NXT's profile on SEDAR at www.sedar.com, for a further discussion of such non-GAAP measures. The financial information accompanying this news release was prepared in accordance with US GAAP unless otherwise noted. Management's discussion and analysis of financial results and the audited consolidated financial statements and notes for the year ended December 31, 2021, are available through the Internet in the Investor Relations section of www.nxtenergy.com or under NXT's SEDAR profile at www.sedar.com.